Candace King Weir Chief Investment Officer	Amelia Weir Senior Vice President

The Small Cap Universe Through the Eyes of a Mother/Daughter Duo

Paradigm Capital, an independent, employee-owned firm with a vision of capitalizing on inefficiencies in the small-cap market.

ESG Considerations with Paradigm Capital

ESG has become a significant focus, consider adding female diversity through the addition of a mother and daughter team of Portfolio Managers

PFSLX: Paradigm Select Fund (SMID) - Overall Lipper leader rating of 5 for total return and tax efficiency as of December 31, 2021.

•	Ten plus year history with a track record of downside protection
•	Relatively concentrated 50-70 holdings in the portfolio
•	Purchase companies with Identifiable catalysts, valuation disconnects,

comfort in managements vision, and ability with potential for appreciation of 50% plus

•	Relatively high active share and low turnover
•	2021 Refinitiv Lipper Fund Awards
o	Awarded on March 11, 2021, based on 36-Month Performance

Primary Research Provides Our Edge

•	Our extensive experience and fundamental research enable us to identify what we believe to be undervalued small-cap securities and profit from those inefficiencies. We strive to achieve this by combining a long-term, high-conviction approach with meticulous, independent research.

•	Fundamental research, combined with systematic conversations with management, can identify unique undervalued securities

•	We create well-supported, long-term forecasts for a universe of companies, and then monitor risks to those forecasts through close management contact. The art of the process is in determining the correct valuation versus current market price-within this effort exists the opportunity for long-term outperformance.

For additional information regarding PFSLX, or to schedule a time to discuss PFSLX, please reply to this email with a time and/or date that works for you. Thank you for your consideration.

Thomas "Mackey" Daniel

Rock Harbor

Regional Vice President

VP of Research

Cell (248) 231-9470

Office (248) 283-3061

www.rockharborteam.com

Important Information:

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-239-0732. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by visiting our website at https://www.paradigmcapital.com/paradigm-capital-products/fact-sheets-forms-filings/

or by calling the transfer agent at 1-800-239-0732. The prospectus should be read carefully before investing.

Disclaimer:

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers.

The Refinitiv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper.

The award for small fund family groups requires at least three distinct portfolios in one of the asset classes – equity, bond or mixed-asset. The lowest average decile rank of the three years’ consistent return measure of the eligible funds per asset class and group will determine the asset class group award winner over the three-year period.

Thomas Daniel is registered with Foreside Fund Services, LLC which is not affiliated with Rock Harbor LLC. or its affiliates.

Rock Harbor, LLC, 32500 Telegraph Rd., Suite 206, Bingham Farms, MI 48025, USA, (248) 952-8000